                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                            HealthCare Capital Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                        Common Shares, without par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    42220A103
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)


                               Patrick T. Hackett
                         E.M. Warburg Pincus & Co., LLC
                              466 Lexington Avenue
                            New York, New York 10017
                                 (212) 878-0600
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                                Steven J. Gartner
                            Willkie Farr & Gallagher
                              153 East 53rd Street
                               New York, NY 10022
                                 (212) 821-8000

                                December 24, 1997
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

            If the  filing  person has  previously  filed a  statement  on
   Schedule  13G to report the  acquisition  which is the  subject of this
   Schedule 13D, and is filing this schedule  because of Rule  13d-1(b)(3)
   or (4), check the following:                                             |_|

                                  SCHEDULE 13D



------------------------------                   -------------------------
CUSIP No. 42220A103
------------------------------                   -------------------------


---- ---------------------------------------------------------------------------
 1   NAME OF REPORT PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Warburg, Pincus Ventures, L.P.                             I.D. #13-3784037

---- ---------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)[ ]
                                                                        (b)[X]

---- ---------------------------------------------------------------------------
 3   SEC USE ONLY

---- ---------------------------------------------------------------------------

 4   SOURCE OF FUNDS*

     WC
---- ---------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)

---- ---------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
-------------- --------- -------------------------------------------------------
                  7      SOLE VOTING POWER

                         0
               --------- -------------------------------------------------------
  NUMBER OF       8      SHARED VOTING POWER
   SHARES
BENEFICIALLY             23,333,333
  OWNED BY
    EACH       --------- -------------------------------------------------------
  REPORTING        9      SOLE DISPOSITIVE POWER
 PERSON WITH
                          0
               --------- -------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                         23,333,333

---- ---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

     23,333,333
---- ---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

---- ---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     46.1%
---- ---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
---- ---------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D



----------------------------------                   ---------------------------
CUSIP No. 42220A103
----------------------------------                   ---------------------------


---- ---------------------------------------------------------------------------
 1   NAME OF REPORT PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Warburg, Pincus & Co.                                    I.D. #13-6358475

---- ---------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                      (b) [X]

---- ---------------------------------------------------------------------------
 3   SEC USE ONLY

---- ---------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     N/A
---- ---------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                    [ ]

---- ---------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
----- -------- --------- -------------------------------------------------------
                  7      SOLE VOTING POWER

                         0
               --------- -------------------------------------------------------
NUMBER OF         8      SHARED VOTING POWER
 SHARES
BENEFICIALLY             23,333,333
 OWNED BY
   EACH        --------- -------------------------------------------------------
REPORTING
PERSON WITH       9      SOLE DISPOSITIVE POWER

                         0
               --------- -------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                         23,333,333
---- ---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

     23,333,333
---- ---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

---- ---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     46.1%
---- ---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
---- ---------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D



----------------------------------------             ---------------------------
CUSIP No. 42220A103
----------------------------------------             ---------------------------


---- ---------------------------------------------------------------------------
 1   NAME OF REPORT PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     E.M. Warburg, Pincus & Co., LLC                      I.D. #13-3536050

---- ---------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                       (b) [X]

---- ---------------------------------------------------------------------------
 3   SEC USE ONLY

---- ---------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     N/A
---- ---------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                    [ ]

---- ---------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
---- --------- --------- -------------------------------------------------------
                  7      SOLE VOTING POWER

                         0
               --------- -------------------------------------------------------
NUMBER OF         8      SHARED VOTING POWER
  SHARES
BENEFICIALLY             23,333,333
 OWNED BY
  EACH         --------- -------------------------------------------------------
REPORTING
PERSON WITH       9      SOLE DISPOSITIVE POWER

                         0
               --------- -------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                         23,333,333
---- ---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

     23,333,333
---- ---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

---- ---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     46.1%
---- ---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO
---- ---------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

          This Schedule 13D is being filed on behalf of Warburg, Pincus Ventures, L.P., a Delaware limited partnership ("Ventures"), Warburg, Pincus & Co., a New York general partnership ("WP") and E.M. Warburg, Pincus & Co., LLC, a New York limited liability company ("EMW") relating to the common shares, without par value (the "Common Stock"), of HealthCare Capital Corp., an Alberta, Canada corporation (the "Company").

          Of the Reporting Entities (as defined below), only Ventures has acquired indirect ownership of the Common Stock through its ownership of Series A Convertible Preferred Shares (the "Series A Preferred Stock") and warrants to purchase Common Stock (the "Warrants," and, collectively with the Series A Preferred Stock, the "Securities").

Item 1. Security and Issuer.

          This statement on Schedule 13D relates to the Common Stock of the Company and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934 (the "Exchange Act"). The principal executive offices of the Company are located at 111 S.W. Fifth Avenue, Suite 2390, Portland, Oregon 97204.

Item 2.  Identity and Background.

          (a) This statement is filed by Ventures, WP, and EMW (collectively, the "Reporting Entities"). The sole general partner of Ventures is WP. EMW manages Ventures. The members of EMW are substantially the same as the partners of WP. Lionel I. Pincus is the managing partner of WP and the managing member of

EMW and may be deemed to control both WP and EMW. WP has a 15% interest in the profits of Ventures as the general partner, and also owns approximately 1.2% of the limited partnership interests in Ventures. The general partners of WP and the members of EMW are described in Schedule I hereto.

          (b) The address of the principal business and principal office of each of the Reporting Entities is 466 Lexington Avenue, New York, New York 10017.

          (c) The principal business of Ventures is that of a partnership engaged in making venture capital and related investments. The principal business of WP is acting as general partner of Ventures, Warburg, Pincus Investors, L.P. and Warburg, Pincus Capital Company, L.P. The principal business of EMW is acting as manager of Ventures, Warburg, Pincus Investors, L.P. and Warburg, Pincus Capital Company, L.P.

          (d) None of the Reporting Entities, nor, to the best of their knowledge, any of the directors, executive officers, general partners or members referred to in paragraph (a) has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) None of the Reporting Entities nor, to the best of their knowledge, any of the directors, executive officers, general partners or members referred to in paragraph (a) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Except as otherwise indicated on Schedule I hereto, each of the individuals referred to in paragraph (a) above is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration.

          The total amount of funds required by Ventures to purchase the Securities pursuant to the Securities Purchase Agreement dated November 21, 1997 (the "Purchase Agreement") described in Item 4 was $18,000,000, and was furnished from the working capital of Ventures.

Item 4. Purpose of Transaction.

          On November 21, 1997, the Company entered into a Purchase Agreement with Ventures pursuant to which Ventures agreed to purchase, subject to certain conditions, 13,333,333 shares of Series A Preferred Stock and Warrants to purchase 10,000,000 shares of Common Stock for an aggregate purchase price of $18,000,000 (the "Purchase"). Pursuant to the Purchase Agreement, the Company agreed to issue the Securities to Ventures in consideration of the purchase price and certain rights under the Purchase Agreement, as described below.

          On December 24, 1997, Ventures purchased 13,333,333 shares of Series A Preferred Stock of the Company and Warrants to purchase

10,000,000 shares of Common Stock of the Company for an aggregate purchase price of $18,000,000. The Securities represent beneficial ownership of 23,333,333 shares of Common Stock of the Company, or approximately 46.1% of the outstanding voting securities of the Company as determined in accordance with Rule 13d-3(d)(1)(i) of the Exchange Act.

          The Series A Preferred Stock is initially convertible on a share for share basis into Common Stock at an initial conversion price of $1.35 per share of Common Stock, subject to antidilution provisions which provide for an adjustment of the conversion price and the number of shares of Common Stock obtainable upon conversion in the event the Company sells or issues Common Stock or takes certain other actions deemed to be an issuance or sale of Common Stock. The Series A Preferred Stock has the right to vote with the Common Stock on an as converted basis with respect to any and all matters presented to the shareholders of the Company for their action or consideration. The holders of Series A Preferred Stock are entitled to receive, if, when and as declared out of assets legally available therefor, cumulative dividends at the rate of $0.0675 per share per annum (subject to adjustment), payable in cash or, at the discretion of the Board of Directors of the Company (the "Board"), in shares of Common Stock, before any dividends are set apart for or paid upon the Common Stock or any other stock ranking on liquidation subordinate to or on a parity with the shares of Series A Preferred Stock in any year.

Dividends will be cumulative from the date of initial issuance of the shares of Series A Preferred Stock.

          The Warrants are exercisable for shares of Common Stock at any time at the option of Ventures at an exercise price of $2.40 per share of Common Stock. The Warrants are subject to antidilution provisions which provide for an adjustment of the exercise price and the number of shares of Common Stock obtainable upon exercise of the Warrants in the event that the Company sells or issues Common Stock or takes certain other actions deemed to be an issuance or sale of Common Stock. The Warrants do not have any voting rights.

          Board Representation. Pursuant to the Purchase Agreement, for so long as Ventures owns Common Stock or Series A Preferred Stock constituting at least 10% of the outstanding Common Stock of the Company (which for this purpose shall include the Common Stock issuable upon the conversion of the Series A Preferred Stock but not the Common Stock issuable upon the exercise of the Warrants), the Company will nominate and use its reasonable best efforts to elect and to cause to remain as directors on the Company's Board two individuals designated by Ventures, such number to increase to three if and for as long as the number of directors that constitute the entire Board shall be in excess of eight. The Company shall use its reasonable best efforts to fix and maintain the number of directors that shall constitute the entire Board to be not more than eleven so long as Ventures owns at least 3,333,333 shares of Common Stock or Series A Preferred Stock.

          Such number of directors to be designated by Ventures shall be decreased by one if Ventures owns less than 10% of the outstanding Common Stock (which for this purpose shall include the Common Stock issuable upon the conversion of the Series A Preferred Stock but not the Common Stock issuable upon the exercise of the Warrants), and decreased to none if Ventures owns less than 3,333,333 shares of Common Stock or Series A Preferred Stock.

          Any vacancy created by the death, disability, retirement or removal of any such individual may be filled by Ventures.

          Registration Rights. The shares of Series A Preferred Stock and the Warrants will not be registered under the Securities Act of 1933, as amended (the "Securities Act"). Pursuant to the Purchase Agreement, the Company has granted Ventures Demand and Piggyback Registration Rights, as defined below, with respect to the shares of Common Stock issuable upon conversion of the Series A Preferred Stock and upon exercise of the Warrants. The Company has agreed to use its best efforts to effect any registration requested by Ventures (the "Demand Registration Rights") at any time subsequent to 180 days from the date of the closing of the purchase and sale of the securities under the Purchase Agreement (the "Closing"). The Company will only be obligated to file one such registration statement in respect of the shares of Common

Stock issuable upon conversion of the Series A Preferred Stock and one such registration statement in respect of the shares of Common Stock issuable upon exercise of the Warrants, provided that any such registration statement shall have been declared or ordered effective and the sales of such Common Stock shall have been closed. However, if the sales of such Common Stock have not closed, Ventures may preserve its one Demand Registration Right in either case by paying all of the Company's registration expenses associated with the registration of such Common Stock; provided that such right may not be exercised until 90 days after the effective date of such registration statement.

          In addition, if at any time subsequent to 180 days from the Closing, the Company proposes to register any of its equity securities under the Securities Act for its own account or the account of any of its shareholders, Ventures will have the right (the "Piggyback Registration Right") upon a timely request to have its shares included in such registration. If shares to be registered are to be distributed by means of an underwriting, the underwriter may limit the number of shares to be registered if in its judgment marketing factors require such a cutback.

          All expenses of registration must be borne by the Company, but all brokerage fees, underwriting discounts, and selling commissions must be borne by Ventures. In connection with a registration, the Company has agreed to indemnify Ventures and each person, if any, who controls Ventures for certain losses arising out of the registration including losses arising out of or based upon any untrue statement of or omission of material fact in the registration statement, or arising out of any violation by the Company of any rule or regulation promulgated under the Securities Act, the Exchange Act or any other federal or state law. Ventures has agreed to indemnify and hold harmless the Company and any person who signs the registration statement for losses which arise out of or are based upon any untrue statement of or omission of material fact in the registration statement which was made in reliance upon written statements from Ventures. The Demand and Piggyback Registration Rights may be assigned subject to certain limitations. The Company agreed to use its best efforts to comply with the reporting and information requirements under Rule 144 which are necessary for Ventures to sell its shares to the public without registration.

          The foregoing description of the Purchase Agreement and the terms of the Series A Preferred Stock and the Warrants is qualified in its entirety by reference to the Purchase Agreement, which is attached hereto as Exhibit 1 and is incorporated herein by reference.

          The purchase was effected because of the Reporting Entities' belief that the Company represents an attractive investment. As contemplated by the terms of the Purchase Agreement, Joel Ackerman, who is affiliated with WP and EMW, was elected to the Board as of December 24, 1997. Mr. Ackerman disclaims beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of the Common Stock beneficially owned by Ventures. Pursuant to the terms of the Purchase Agreement, another Board nominee is expected to be designated by Ventures in the near future. The Reporting Entities presently expect to limit their involvement in the management of the Company to representation on the Board.

          The Reporting Entities may from time to time acquire shares of Common Stock or dispose of shares of Common Stock through open market or privately negotiated transactions or otherwise, depending on existing market conditions and other considerations discussed below. The Reporting Entities intend to review their investment in the Company on a continuing basis and, depending upon the price and availability of shares of Common Stock, subsequent developments affecting the Company, the Company's business and prospects, other investment and business opportunities available to the Reporting Entities, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time not to increase, or to decrease, the size of their investment in the Company.

          Except as set forth herein, none of the Reporting Entities nor, to the best of their knowledge, any person listed in Schedule I hereto, has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the

Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, By-Laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or
(j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

          (a) Upon the Closing, Ventures will beneficially own 13,333,333 shares of Series A Preferred Stock and Warrants to purchase up to an aggregate of 10,000,000 shares of Common Stock. By reason of their respective relationships with Ventures, each of the Reporting Entities may be deemed under Rule 13d-3 under the

Exchange Act to own beneficially all of the Securities which Ventures beneficially owns. As of November 21, 1997, 23,333,333 shares of Common Stock represented approximately 46.1% of the outstanding shares of Common Stock, based on the Company's representation in the Purchase Agreement that 27,284,517 shares of Common Stock (exclusive of the Common Stock into which the Securities may be converted or exercised) were outstanding as of that date.

          (b) The Reporting Entities together share the power to vote or to direct the vote, and to dispose or to direct the disposition, of the Securities held by Ventures and of the Common Stock which Ventures may acquire upon conversion or exercise of the Securities.

          (c) Except for the Purchase, none of the Reporting Entities nor, to the best of their knowledge, any person listed in Schedule I hereto, has effected any transactions in the Common Stock during the preceding 60 days.

          (d) Except as set forth in this Item 5, no person other than each respective record owner referred to herein of securities is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

          (e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships With Respect to Securities of the Issuer.

          Pursuant to Rule 13d-1(f) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto, which is being filed as Exhibit 2 to this Schedule 13D and is incorporated herein by reference.

          As described in Item 4, Ventures and the Company have agreed, pursuant to the Purchase Agreement, to certain terms with respect to registration of the shares of Common Stock and the composition of the Company's Board. The information set forth in Item 4 above is incorporated herein by reference.

          Except as described herein and by reference to Item 4 above, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company.

          By virtue of the relationships among the Reporting Entities as described in Item 2, the Reporting Entities may be deemed to be a "group" under the Federal securities laws. Lionel I. Pincus disclaims any beneficial ownership of the Securities and the shares of Common Stock which may be acquired upon conversion or exercise of the Securities reported herein as being beneficially owned by the Reporting Entities.

Item 7.  Material to be Filed as Exhibits.

          1. Securities Purchase Agreement, dated as of November 21, 1997, by and between the Company and Ventures.

          2. Joint Filing Agreement, dated as of December 30, 1997, by and among the Reporting Entities.

                                   SIGNATURES


          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



Dated: December 31, 1997            WARBURG, PINCUS VENTURES, L.P.

                                    By: Warburg, Pincus & Co.,
                                        General Partner



                                    By: /s/Stephen Distler
                                        Stephen Distler, Partner



                                    WARBURG, PINCUS & CO.



                                    By: /s/Stephen Distler
                                         Stephen Distler, Partner



                                    E.M. WARBURG, PINCUS & CO., LLC



                                    By: /s/Stephen Distler
                                         Stephen Distler, Member

                                                               SCHEDULE I


          Set forth below is the name, position and present principal occupation of each of the general partners of Warburg, Pincus & Co. ("WP") and each of the members of E.M. Warburg, Pincus & Co., LLC ("EMW"). The sole general partner of Warburg, Pincus Ventures, L.P. ("Ventures") is WP. WP, EMW and Ventures are hereinafter collectively referred to as the "Reporting Entities." Except as otherwise indicated, the business address of each of such persons is 466 Lexington Avenue, New York, New York 10017, and each of such persons is a citizen of the United States.


                             General Partners of WP
                             ----------------------

                                    Present Principal Occupation
Name                                in Addition to Position with WP
----                                -------------------------------

Susan Black                         Managing Director and Member, EMW

Christopher W. Brody                Managing Director and Member, EMW

Harold Brown                        Senior Managing Director and  Member, EMW

Errol M. Cook                       Managing Director and Member, EMW

W. Bowman Cutler                    Managing Director and Member, EMW

Elizabeth B. Dater                  Managing Director and Member, EMW

Stephen Distler                     Managing Director, Member and Treasurer, EMW

Harold W. Ehrlich                   Managing Director and Member, EMW

Louis G. Elson                      Managing Director and Member, EMW

John L. Furth                       Vice Chairman of the Board and Member, EMW

Stewart K.P. Gross                  Managing Director and Member, EMW

Patrick T. Hackett                  Managing Director and Member, EMW

Jeffrey A. Harris                   Managing Director and Member, EMW

Robert S. Hillas                    Managing Director and Member, EMW

A. Michael Hoffman                  Managing Director and Member, EMW

William H. Janeway                  Managing Director and Member, EMW

Douglas M. Karp                     Managing Director and Member, EMW

Charles R. Kaye                     Managing Director and Member, EMW

Henry Kressel                       Managing Director and Member, EMW

Joseph P. Landy                     Managing Director and Member, EMW

Sidney Lapidus                      Managing Director and Member, EMW

Kewsong Lee                         Managing Director and Member, EMW

Reuben S. Leibowitz                 Managing Director and Member, EMW

Brady T. Lipp                       Managing Director and Member, EMW

Stephen J. Lurito                   Managing Director and Member, EMW

Spencer S. Marsh III                Managing Director and Member, EMW

Lynn C. Martin                      Managing Director and Member, EMW

Edward J. McKinley                  Managing Director and Member, EMW

Rodman W. Moorhead III              Senior Managing Director and Member, EMW

Howard H. Newman                    Managing Director and Member, EMW

Gary D. Nusbaum                     Managing Director and Member, EMW


Anthony G. Orphanos                 Managing Director and Member, EMW

Dalip Pathak                        Managing Director and Member, EMW

Daphne D. Philpson                  Managing Director and Member, EMW

Lionel I. Pincus                    Chairman of the Board, CEO, and Managing
                                    Member, EMW; and Managing Partner,
                                    Pincus & Co.

Eugene L. Podsiadlo                 Managing Director and Member, EMW

Ernest H. Pomerantz                 Managing Director and Member, EMW

Brian S. Posner                     Managing Director and Member, EMW

Arnold M. Reichman                  Managing Director and Member, EMW

Roger Reinlieb                      Managing Director and Member, EMW

John D. Santoleri                   Managing Director and Member, EMW

Sheila N. Scott                     Managing Director and Member, EMW

Peter Stalker III                   Managing Director and Member, EMW

David A. Tanner                     Managing Director and Member, EMW

James E. Thomas                     Managing Director and Member, EMW

John L. Vogelstein                  Vice Chairman of the Board and Member, EMW

Elizabeth H. Weatherman             Managing Director and Member, EMW

Joanne R. Wenig                     Managing Director and Member, EMW

George U. Wyper                     Managing Director and Member, EMW

Pincus & Co.*

NL & Co.**

* Pincus & Co. is a New York limited partnership whose primary activity is ownership interest in WP and EMW.

** NL & Co. is a New York limited partnership whose primary activity is ownership interest in WP.

                                 Members of EMW
                                 --------------

                                            Present Principal Occupation in
Name                                        Addition to Position with EMW
----                                        --------------------------------


Susan Black                                 Partner, WP

Christopher W. Brody                        Partner, WP

Harold Brown                                Partner, WP

Dale C. Christensen (1)

Errol M. Cook                               Partner, WP

W. Bowman Cutter                            Partner, WP

Elizabeth B. Dater                          Partner, WP

Stephen Distler                             Partner, WP

P. Nicholas Edwards(2)

Harold W. Ehrlich                           Partner, WP

Louis G. Elson                              Partner, WP

John L. Furth                               Partner, WP

Stewart K.P. Gross                          Partner, WP

Patrick T. Hackett                          Partner, WP

Jeffrey A. Harris                           Partner, WP

Robert S. Hillas                            Partner, WP

A. Michael Hoffman                          Partner, WP

William H. Janeway                          Partner, WP

Douglas M. Karp                             Partner, WP


-------------------
(1)      Citizen of Canada

(2)      Citizen of United Kingdom

Charles R. Kaye                             Partner, WP

Richard H. King (2)

Henry Kressel                               Partner, WP

Joseph P. Landy                             Partner, WP

Sidney Lapidus                              Partner, WP

Kewsong Lee                                 Partner, WP

Reuben S. Leibowitz                         Partner, WP

Brady T. Lipp                               Partner, WP

Stephen J. Lurito                           Partner, WP

Spencer S. Marsh III                        Partner, WP

Lynn C. Martin                              Partner, WP

Edward J. McKinley                          Partner, WP

Rodman W. Moorhead III                      Partner, WP

Howard H. Newman                            Partner, WP

Gary D. Nusbaum                             Partner, WP

Anthony G. Orphanos                         Partner, WP

Dalip Pathak                                Partner, WP

Philip C. Percival (2)

Daphne D. Philipson                         Partner, WP

Lionel I. Pincus                            Managing Partner, WP; and Managing
                                            Partner, Pincus & Co.

Eugene L. Podsiadlo                         Partner, WP

Ernest H. Pomerantz                         Partner, WP

Brian S. Posner                             Partner, WP

Arnold M. Reichman                          Partner, WP

Roger Reinlieb                              Partner, WP

John D. Santoleri                           Partner, WP

Sheila N. Scott                             Partner, WP

Dominic H. Shorthouse (2)

Peter Stalker III                           Partner, WP

Chang Q. Sun (3)

David A. Tanner                             Partner, WP

James E. Thomas                             Partner, WP

John L. Vogelstein                          Partner, WP

Elizabeth H. Weathermen                     Partner, WP

Joanne R. Wenig                             Partner, WP

George U. Wyper                             Partner, WP

Pincus & Co.*

* Pincus & Co. is a New York limited partnership whose primary activity is ownership interest in WP and EMW.


--------
(3)      Citizen of People's Republic of China